Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: May 23, 2006
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release
Federal court gives ruling in interconnection proceedings
In the interconnection proceedings that have been ongoing since 2000, the federal court has partially endorsed the price reductions decreed by the Federal Communications Commission (ComCom). ComCom had concluded that Swisscom Fixnet had charged other telecoms providers too high prices for certain interconnection services between the years 2000 and 2003. Swisscom is currently analysing the decision in detail and expects as a result of the federal court decision for 2006 a decline in its operating result (EBITDA) of around CHF 180 million.
Interconnection regulates connectivity between Swisscom’s telecoms networks and those of other network operators. Swisscom has been offering cost-based interconnection charges since 1998; since 2000 these have been calculated using the Long Run Incremental Costs (LRIC) method. The recalculation of these costs has resulted in lower charges each year. The charges contain only the additional costs generated by interconnection services and no profit.
Interconnection proceedings go back to the year 2000
Two telecoms companies had applied to ComCom in 2000 seeking to have the interconnection prices charged to them by Swisscom Fixnet reduced. In November 2003 ComCom ordered a 25% to 35% reduction in these charges. Following a complaint on the part of Swisscom Fixnet AG, the federal court referred the matter back to ComCom on formal grounds, which then issued new decrees in June 2005. In the decrees, it again directed Swisscom Fixnet AG to reduce its interconnection charges for the years 2000 to 2003, this time by around 30% and declared invalid a clause in the interconnection agreement with one telecoms company which excluded the possibility of official rulings being made retroactive on third parties not involved in the proceedings. Swisscom Fixnet AG brought a complaint against these decrees before the federal court.
In its decision of 21 April 2006, which was communicated to the parties with reasons on 22 May 2006, the federal court approved in principle ComCom’s setting the prices for the period 2000 to 2003. It objected however to the price setting method used by the commission in the area of data transmission on the grounds that it was not suitable and referred the matter back to ComCom for recalculation. The court confirmed, on the other hand, ComCom’s opinion that the aforementioned clause excluding the possibility of interconnection decisions being made retroactive on third parties not involved in the proceedings was not permissible.
Swisscom Fixnet has been setting aside provisions for the last few years
Since 2000 Swisscom Fixnet AG has set aside provisions for a possible reimbursement of too high interconnection prices charged to the two telecoms providers as well as other applicants. At the end of 2005 these provisions amounted to CHF 263 million. As a result of the retroactive non-discrimination clause now confirmed by the federal court, Swisscom Fixnet AG will now be obliged to also reduce its interconnection charges for those providers who had previously accepted them. On the other hand, the new usage-based calculation

Press Release
method ordered by the federal court could result in lower repayments by Swisscom Fixnet AG than those incorrectly calculated by ComCom. For this reason, the exact financial implications for Swisscom are not known at present.
Swisscom is currently analysing the decision in detail and expects as a result of the federal court decision for 2006 a decline in the operating result (EBITDA) by around CHF 180 million. The expected cash outflow will amount to around CHF 290 million for 2006 and up to CHF 150 million next year. Current revenue will not be lower as a result of the decision since Swisscom has also set aside or will set aside provisions for current revenue.
Berne, 23 May 2006

Swisscom AG
Group Media Relations	Phone	+41 31342 91 93	www.swisscom.com
CH-3050 Berne	Fax	+41 31342 07 30	media@swisscom.com	2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: May 23, 2006	by:	/s/ Rolf Zaugg
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law